SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CYBERDEFENDER CORPORATION
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, No Par Value
(Title of Class of Securities)

23248L 107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017
(213) 689-8631
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Kevin Friedmann, Esq.
Richardson & Patel LLP
152 West 57th Street, 4th Floor
New York, New York 10019
Telephone:  (212) 561-5559
Facsimile:  (917) 591-6898

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$3,821,310.70	$213.23
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $213.23
Form or Registration No.: 005-84253
Filing Party: CyberDefender Corporation
Date Filed: June 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on June 29, 2009 (and as subsequently amended on July 16, 2009 and July 21, 2009) by CyberDefender Corporation (“CyberDefender” or the “Company”) in connection with the Company's offer to amend certain outstanding warrants for the purchase of shares of the Company’s common stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Amend Certain Outstanding Warrants dated June 29, 2009 as amended on July 28, 2009.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the “Offer to Amend Certain Outstanding Warrants”, dated June 26, 2009 (the “Offer”), attached hereto as Exhibit (a)(1)(B), is incorporated herein by reference

Item 2.	Subject Company Information

Name and Address:  CyberDefender Corporation is the name of the issuer.  The location of the issuer’s principal executive office is 617 West 7th Street, Suite 401, Los Angeles, California 90017.  The telephone number of the issuer’s principal executive office is (213) 689-8631.

Securities:  This Offer to Amend Certain Outstanding Warrants covers warrants to purchase shares of our Common Stock, no par value.  Each of the eligible warrants includes either a “cashless exercise” provision or a “down-round” provision, or both.  The Offer provides to the holders of the warrants the opportunity to voluntarily amend their warrants upon the terms and subject to the conditions described in the Offer to Amend Certain Outstanding Warrants and the related form of Election to Exercise Warrant attached hereto as Exhibits (a)(1)(C) and (a)(1)(E), respectively.  As of June 29, 2009, there were three categories of warrants outstanding that are subject to this tender offer.  The first category covers warrants that contain both the cashless exercise provision and the down-round provision, of which there are outstanding 146 warrants to purchase 5,796,036 shares of common stock.  The second category covers warrants that contain only the down-round provision, of which there are outstanding 47 warrants to purchase 3,025,112 shares of common stock.  The third category covers warrants that contain only the cashless exercise provision, of which there are outstanding 15 warrants to purchase 1,362,638 shares of common stock.  All of our warrants that fall into any of these three categories are subject to the tender offer.

A holder whose warrant contains neither the cashless exercise provision nor the down-round provision will not be eligible to participate in the tender offer, as they do not possess the requisite consideration to accept the offer.  We have only 12 outstanding warrants which fall into this non-eligible category, representing an aggregate of 3,107,500 warrant shares.  The information set forth in the Offer to Amend Certain Outstanding Warrants under Part III, Section 1 (“Eligibility”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Trading Market and Price:  The information set forth in the Offer under Part III, Section 8, “Price Range of Our Common Stock”, is hereby incorporated by reference.  There is no public market for the warrants that are the subject of this Offer.

Item 3.	Identity and Background of Filing Person

CyberDefender Corporation is the filing person.  The address and telephone number of the filing person is set forth in Item 2 above.

The following are the directors and executive officers of CyberDefender Corporation:

Gary Guseinov	Chief Executive Officer, director
Kevin Harris	Chief Financial Officer, director
Igor Barash	Chief Information Officer, director
Bennet Van De Bunt	Director

The address of each of the above named individuals is c/o CyberDefender Corporation, 617 West 7th Street, Suite 401, Los Angeles, California 90017.  The telephone number at that address is (213) 689-8631.

Item 4.	Terms of the Transaction

(a)           Material Terms of the Offer.  The following sections of the Offer contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet (in question and answer format);

•	Part III, The Offer.

(b)           Purchases.  No securities will be purchased from officers or directors.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The information set forth in Part III, Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a)           Purposes.  The information set forth in the Offer at Part I, “Summary Term Sheet”, and Part III, Section 3, “Purpose of the Offer”, is incorporated herein by reference.

(b)           Use of Securities Acquired.  No securities will be acquired in the transaction described in the Offer.

(c)           Plans.  We currently do not have any plans, proposals or negotiations that relate to or would result in any of the events described in section c of Item 1006 of Regulation M-A.

Item 7.	Source and Amount of Funds or Other Consideration

(a)           Source of Funds.  We are not acquiring securities and we will have no obligation to pay cash consideration to the participants in the Offer.  Participants in the Offer will exercise warrants covering at least 30% of the Common Stock underlying the warrants.  We will receive the proceeds from the exercise of the warrants.

(b)           Conditions.  The information set forth in the Offer at Part III, Section 7, “Conditions of the Offer”, is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

(a)           Securities Ownership.  The information set forth in the Offer at Part I, Section G, “Interests of Directors and Executive Officers in the Offer”, is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the Offer at Part III, Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”, is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in the Offer at Part III, Section 16, “The Offer - Fees and Expenses”, is incorporated herein by reference.

Item 10.	Financial Statements

(a)           Financial Information.  The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of our Form 10-K for the fiscal year ended December 31, 2008 and in Item 1 (“Financial Statements”) of our Form 10-Q for the quarterly period ended March 31, 2009 is incorporated herein by reference.  Also incorporated herein by reference is the “Summary Financial Information” included in the Offer at Part III, Section 10, “Information Concerning CyberDefender Corporation”.

(b)           Pro Forma Information.  Not applicable

Item 11.	Additional Information

(a)           Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer at Part III, Section 13, “Legal Matters; Regulatory Approvals”, is incorporated herein by reference.

(b)           Other Material Information.  The information set forth in the Offer at Part III, Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”, is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Letter from Chief Financial Officer dated June 29, 2009*
(a)(1)(B)	Letter from Chief Financial Officer dated July 28, 2009**
(a)(1)(C)	Offer to Exchange, as amended on July 28, 2009**
(a)(1)(D)	Instructions to Transmittal Letter and Transmittal Letter**
(a)(1)(E)	Election to Exercise Warrant**
(a)(1)(F)	Instructions to Notice of Withdrawal and Notice of Withdrawal**
(a)(1)(G)	Amendment No. 1 to CyberDefender Warrant**
(a)(1)(H)	Amendment No. 2 to CyberDefender Warrant**
(a)(1)(I)	Amendment No. 3 to CyberDefender Warrant**
(a)(1)(J)	Press release**
(d)(1)	Independent Contractor Agreement dated October 1, 2008 between CyberDefender Corporation and Kevin Harris including grant of option to purchase 15,000 shares of Common Stock*
(d)(2)	Independent Contractor Agreement dated December 1, 2008 between CyberDefender Corporation and Kevin Harris including grant of option to purchase 5,000 shares of Common Stock*
(d)(3)	Employment Agreement dated March 24, 2009 between CyberDefender Corporation and Kevin Harris including grant of options to purchase 300,000 shares of Common Stock(1)
(d)(4)	Option Agreement between CyberDefender Corporation and Igor Barash*
(d)(5)	Form of Option Agreement between CyberDefender Corporation and Bing Liu (2005 Employee Stock Option Plan)*
(d)(6)	Form of Option Agreement between CyberDefender Corporation and Bing Liu (2006 Equity Incentive Plan)*
(d)(7)	Convertible Loan Agreement*+

*Previously filed.
**Filed herewith.
+Portions of this exhibit have been redacted and are the subject of a confidential treatment request filed with the Securities and Exchange Commission.
(1) Incorporated by reference from the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009.
(2) Incorporated by reference from the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2007.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2009	CyberDefender Corporation

	By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer